Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy ITC Spin/Merge

Information Guide to the Transaction

Rev. 10.12.12

Entergy ITC Spin/Merge

Information Guide to the Transaction

EXECUTIVE SUMMARY:

On December 5, 2011, Entergy Corporation and ITC Holdings Corp. announced that the Boards of Directors of both companies had approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business with ITC in 2013. Entergy’s transmission business comprises more than 15,800 miles of lines at voltages of 69kV and above, associated substations, and the people who operate and maintain those assets.

Why this transaction?

Regulatory mandates and consumer usage patterns are vastly different and greater than when the electric grid was built. The infrastructure investments required to address these demands are expected to increase significantly over the next two decades. The situation requires new business models and more focused, expert and financially flexible utilities.

How will it work?

The transaction is a spin/merge, which avoids tax costs for customers and shareholders alike. The result creates two independent utilities serving our state and our region—Entergy with generation and distribution, ITC with transmission.

When will it occur?

If all required approvals are received and other closing conditions are met, the transaction will close in 2013.

Who must approve it?

Entergy’s local and federal regulators and ITC shareholders must review or approve the transaction in order for it to proceed.

What’s the benefit?

The key benefits to our customers, our employees and our communities are: strength, expertise and opportunity.

Strength: a stronger grid and stronger utilities serving our region; two balance sheets more capable of financing the infrastructure investments required in the future.

Expertise: two companies singularly focused on their core businesses, growing more skilled in the same way specialist physicians do.

Opportunity: a new corporate citizen establishes its regional office in Jackson, MS; 750 Entergy employees become the core of its regional workforce; the new company invests its time, philanthropy and capital here; growing infrastructure investments create economic activity and job opportunities; the new model builds on the benefits of the competitive wholesale electricity market.

Note that this document is for the benefit of Entergy employees in explaining the transaction and is not to be distributed. Any printed, written, video or digital presentation or other written public statement or communication about the transaction is subject to strict filing and other requirements under the federal securities laws, and no such presentation or written public statement or communication should be made without the prior approval of Entergy’s Communications Department.

Rev. 10.12.12	02

Entergy ITC Spin/Merge

Information Guide to the Transaction

KEY INFORMATION:

Capital investment requirements are expected to increase significantly over the next couple of decades, creating an urgent need for restructuring in order to keep power reliable and affordable.

• Modernizing infrastructure, environmental regulations and other compliance requirements demand tremendous capital spending in the near future. For example, replacing or upgrading towers, lines or substations; installing new clean-air technologies, or meeting higher efficiency standards.

• Capital requirements for the U.S. electric industry could range from $1.5 trillion to $2.0 trillion between 2012 and 2030; Entergy’s operating companies will face these challenges as well.

• Transmission is the most capital-intensive part of our business relative to its size. Together, these facts demand that we focus on restructuring our business to meet the future needs of our customers.

Our proposal is a smart solution. It addresses the financial imperative, strengthens the grid, and improves service to our customers.

• The transaction essentially results in two “specialist” utility companies serving our region. Each focuses on a critical aspect of energy production and delivery; each gets better by concentrating on its expertise—just like specialist physicians do.

• The spin/merge results in two strong balance sheets—one focused on generation and distribution, one focused on transmission. ITC’s higher credit rating enables transmission investments at lower costs. Entergy sees improved access to capital, credit quality protection, and greater ability to invest in its generation and distribution business.

• Our region gains a proven new corporate citizen: Entergy and ITC are both committed to corporate philanthropy, sustainability, environmental protection, economic development and community investment. ITC’s operational excellence is demonstrated by its industry-leading track record in safety, reliability and cost control.

For our customers, employees and communities, the transaction produces three important results: strength, expertise and opportunity.

• The transaction produces two financially strong and flexible companies, able to invest appropriately in the infrastructure necessary to meet the demands of the future.

• The two companies will focus on their respective expertise, build on the benefits of the competitive wholesale market with a regional view, and over time strengthen our electric grid.

• Growing infrastructure investments in the region can create the opportunity for new jobs. Approximately 750 Entergy employees will transfer to ITC and become the core of ITC’s mid-South workforce; ITC will establish its regional headquarters in Jackson, MS.

Rev. 10.12.12	03

Entergy ITC Spin/Merge

Information Guide to the Transaction

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Rev. 10.12.12	04